================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 24, 2004

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    -----------------------------------
    Name   Mark Laurie
    Title: Company Secretary

LIHIR GOLD LIMITED                                  [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

24 FEBRUARY 2004

                  FINANCIAL RESULTS FOR YEAR ENDED 31 DECEMBER
                           2003 AND PRODUCTION PROFILE

FINANCIAL OVERVIEW

                                                             2003           2002
                                                            (US$m)         (US$m)
Gold sales                                                  211.0          199.2
Revaluation of financial instruments                         12.1            2.2
Deferred hedging income/(costs)                              (8.6)          11.8
                                                            -----          -----
TOTAL INCOME                                                214.5          213.2

Gross cash costs                                            175.8          148.4
Deferred waste and inventory movements - cash                (9.5)         (11.1)
                                                            -----          -----
TOTAL CASH COSTS                                            166.3          137.3

Depreciation and amortisation                                28.6           27.1
Deferred waste and inventory movements - non-cash            (9.0)             -
Other corporate costs                                        11.9            4.5
Exploration                                                  10.5            9.8
Net Interest                                                  2.5            2.7
                                                            -----          -----
TOTAL COSTS BEFORE IMPAIRMENT ADJUSTMENTS                   210.8          181.4

EARNINGS BEFORE IMPAIRMENT ADJUSTMENTS                        3.7           31.8
Asset impairments                                            31.1           37.9
Taxation                                                        -          (16.4)
                                                            -----          -----

NET EARNINGS                                                 34.8           53.2

*All dollar references in this release are to US dollars unless otherwise specified.

KEY POINTS

-    Net profit after tax decreased 35% from 2002 to $34.8m.

- Impairment reversals amounted to $31.1m, down 18% on 2002 and giving profit before impairment and tax of $3.7m, (down 88 %).

- An average cash gold price of $364/oz was realised during the year, up 8% on 2002.

-    Gross cash costs were $319/oz for 2003, up from $244 in 2002.

- Cash flow from operations (excluding exploration expenditures and net interest) decreased to $29.2m.

- Capital and exploration expenditure were $26.9m and $10.5m respectively (2002: $24.4m and $9.8m).

- Net proceeds from the institutional equity raising amounted to $151.5m. Net debt repayments were $7.0m.

-    Maiden dividend of AU$0.02 per share paid in July.

-    Cash balance of $152.6m (2002: $32.5) and debt outstanding of $33.5m (2002:
     $40.6m), giving net cash of $119.1 (2002: -$8.1).

LIHIR GOLD LIMITED                                  [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

MANAGING DIRECTOR'S REVIEW

What was, for the most part, a financially difficult year ended on a higher note with significantly improved plant performance in the final quarter and $151.5 million raised from the issue of further shares net of underwriting fees, strengthening our financial footing and enabling us to press ahead with our development programme. During the year, lower production together with additional costs from unscheduled plant shutdowns, an unfavourable exchange rate, and higher fuel and oil prices had an adverse effect on unit costs and our financial performance.

Efforts continue to further improve the company's financial position by improving reliability, exploring the potential expansion of the plant to increase production, and reducing unit costs. The 30MW geothermal power station, aimed at significantly reducing energy costs, is expected to be operational in the first half of 2005. Costs will also decrease during 2004 because of reduced exploration and resource drilling activities, following completion of the current Kapit exploration programme. A range of cost saving initiatives is also being examined, including tighter control of consumables and improved maintenance planning.

We are optimistic about the improved outlook for 2004. Economic volatility, particularly with regard to higher energy costs, commodity prices and fluctuating exchange rates, will continue to affect our profit margins. While we do not have control over these factors, we will work to mitigate their effects. Gold grades are expected to be at similar levels as in 2003, as we make the transition from Minifie to the higher-grade Lienetz orebody. In the short-term we do not expect to see a significant increase to gold grades, however, once we reach Lienetz in 2005, grades are expected to rise from 4.9 in 2004 to greater than 5.5 grams per tonne in 2005, 2006, 2007. This trend, together with the planned reliability improvements to the process plant, will yield a significant increase in gold production, averaging over 700,000 ounces for the years 2005 to 2008. In addition, the recent capital raising enables the company to invest in a programme to enable earlier access to the high-grade Kapit resource.

/s/ Neil Swan
--------------------------
Neil Swan
Managing Director

ANALYSIS

All dollar references in this release are to US dollars unless otherwise specified.

REVENUE

Cash sales revenue for the year was $211.0m, which equated to an average cash price received of $364 / oz. This compares to the average spot price of $363/ oz. Included in this revenue amount was $2.6m, relating to the sale of gold received from floating lease rate transactions entered into as part of Lihir's gold hedging programme.

Revenue also included a $12.1m credit for revaluation of the floating lease rate transactions, as well as a charge of $8.6m relating to the book value of losses recognised when hedge contracts were rolled out to future years. Both of these items are non-cash accounting adjustments.

LIHIR GOLD LIMITED                                  [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

OPERATING COSTS

The operating cost environment in 2003 proved to be a challenging one, with most currencies strengthening significantly against the US dollar. Lihir estimates that this added approximately $10m to operating costs compared to the previous year. In addition, fuel prices were at historically high levels for much of the year, which given Lihir's reliance on heavy fuel oil for electricity generation and diesel to power mining equipment, increased costs by approximately $3m in 2003.

Relatively low production levels also had a material adverse effect on unit production costs.

DEPRECIATION AND AMORTISATION

Depreciation and amortisation expense was $28.6m, which although similar to the amount in 2002, was higher on a per ounce basis. While depreciation is mostly calculated on the basis of gold produced, it also varies with changes in reserves announced and asset impairments recognised or reversed.

DEFERRED WASTE

Each phase of the mine pit development involves initial stripping of waste before ore can be extracted. This advance stripping is initially capitalised, based the total cost of removal, including depreciation. It is subsequently expensed when the ore is mined. In 2003, this produced a credit to profit of $7.2m, reflecting a net pre-stripping of material, particularly as a result of movements in Lienetz.

STOCKPILES AND PRODUCT INVENTORIES

Most inventories increased during the year, resulting in a credit to profit of $11.3m for materials in progress. The amount of gold on hand ready for sale declined however, with a consequential charge to profit of $4.0m.

EXPLORATION

Exploration activity for the year centred on confirmation work associated with the Kapit resource. $10.5m was spent, all of which was charged against profit. It is expected that exploration activity will be reduced in 2004, with less than half of this amount being spent.

ASSET IMPAIRMENTS

Lihir has previously recognised impairments against mining assets. These have been reviewed in the light of changing circumstances, particularly the long-term gold price assumption, cost profiles and the size of the remaining gold reserve. As a result of this, Directors have resolved to reverse impairments against mining assets of $31.1m.

CASH AND DEBT

At the end of 2003 Lihir had $152.6m cash on hand, much of which was the result of the equity placement in November. Debt outstanding was $33.5m, with net debt repayments during the year of $7.0m. Net cash was therefore $119.1m. The Company has a programme of efficiency and cost enhancing projects that will utilise the majority of the cash on hand during the next few years.

CASH FLOWS

                              2003         2002
                             (US$m)       (US$m)
                             ------       -----
Operating cash flow           18.7         25.2
Capital expenditure          (26.9)       (24.4)
Net interest                  (2.0)        (2.4)
Debt repayments               (7.0)        (3.8)
Equity raised                151.5            -
Dividends paid               (14.2)           -
Cash flow                    120.1         (5.4)
                             -----         ----

HEDGING

During the year the Company delivered 136,544 ounces of gold into hedge contracts. Delivery was deferred to future years in respect of contracts for 161,432 ounces.

LIHIR GOLD LIMITED                                  [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

PRODUCTION PROFILE

Detailed below is the updated five-year forecast production profile from the revised reserve statements and pit optimisation. The reduced production profile in 2004, 2006 and 2007 has resulted from additional material movements required in early phases of the Lienetz pit, more detailed mine planning, and sensitivity of Lienetz to delays caused by the lower than anticipated material movements in 2003.

                                                                 YEAR
                                             2004      2005      2006       2007       2008
                                             ----      ----      ----       ----       ----
MATERIAL MINED (APPROX)             Mt         45        50        47         50         51
STRIP RATIO (W+LG: HG)                          9        10        10         10         10
ORE MILLED, APPROX                  Mt        4.3       4.5       4.4        4.7        4.7
HEAD GRADE                        G Au/t      5.0       5.5       6.0        5.5       >5.5
GOLD PRODUCED                      K oz      >600       750      >650       >700       >750
                                             ----       ---      ----       ----       ----

CAPITAL / HEDGING

The following capital will be required, and hedging income and costs expected, by the company over the next five years.

                                                                           YEAR
                                                      2004      2005       2006      2007       2008
                                                      ----      ----       ----      ----       ----
CAPITAL EXPENDITURE (APPROX)                 US$M      114        58        44        34         36
DEFERRED HEDGING INCOME/(COSTS)              US$M       (6)       (1)       (4)        0          6
                                                      ----      ----       ----      ----       ----

CORPORATE DATES AND FURTHER RELEASES

Lihir Gold's financial statements for 2003 are included in the Appendix 4E lodged with this release.

The Annual Report, containing full financial statements for the year is to be mailed to shareholders by 26 March 2004.

The company's Annual General Meeting will be held at 9.00am on Tuesday 27 April 2004 at the Crowne Plaza Hotel, Port Moresby. An information meeting for Australian-based shareholders will be held at the Sheraton-on-the-Park Hotel, Sydney at 10.00 a.m. on the following day.

This release should be read in conjunction with the Fourth quarter Production and Exploration Report to 31 December 2003 released on 30 January 2004, together with the Resource and Reserves Statement also released today (available on our website).

LIHIR GOLD LIMITED                                  [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:                      PRINCIPAL OFFICE
Mark Laurie                                            Level 7, Pacific Place
Manager - Corporate, Investor Relations                Cnr Champion Parade & Musgrave Street
Tel: +617 3229 5483 or +675 986 5576                   Port Moresby, Papua New Guinea
Fax: +675 986 4018
Email:   mark.laurie@lihir.com.pg                      STOCK EXCHANGE LISTINGS
Website: www.lihir.com.pg                              Australian Stock Exchange (LHG)
                                                       Nasdaq (LIHRY)
SHAREHOLDER ENQUIRIES:                                 Port Moresby Stock Exchange (LHG)
Queries related to share registry matters should
be directed to:                                        ISSUED CAPITAL
Computershare Investor Services                        The current ordinary issued capital of the
Central Plaza One, Level 27                            company is 1,284,224,710 ordinary shares and
345 Queen Street                                       161,527,405 B Class shares
Brisbane
Queensland 4000                                        DIRECTORS
Tel: 1300552270 or +61 3 9615 5970                     Ross Garnaut - Chairman
Fax: +617 3229 9860                                    Anthony Siaguru - Deputy Chairman
Website: www.computershare.com                         Neil Swan - Managing Director
E-mail:  john.lawlor@computershare.com.au              John O'Reilly
                                                       Geoff Loudon
ADR DEPOSITORY:                                        Peter Cassidy
The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Website: www.adrbny.com

WEBSITE
www.lihir.com.pg

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

                                                                  Rules 4.1, 4.3

                                   APPENDIX 4E

                            PRELIMINARY FINAL REPORT
            (NB. These accounts are in the process of being audited.)

Name of entity
Lihir Gold Limited

ABN or equivalent company reference:                      Financial year ended:
ARBN 069 803 998                                                31 December 2003

     This report has been prepared in accordance with International Financial Reporting Standards.

           RESULTS FOR ANNOUNCEMENT TO THE MARKET                             $US'000
Revenues from ordinary activities                               up         0.6%     to      214,509

Profit (loss) from ordinary activities after tax attributable   down      34.7%     to       34,778
to members
Net profit (loss) for the period attributable to members        down      34.7%     to       34,778

                                                                                         Franked amount per
DIVIDENDS (DISTRIBUTIONS)                                        Amount per security          security
Inaugural dividend (declared 29 April 2003, paid 16 July
           2003)                                                      AUD 2cent              AUD 0cent
Previous corresponding period                                         AUD 0cent              AUD 0cent

Record date for determining entitlements to the dividend,            1 July 2003

Brief explanation of any of the figures reported above:

- Despite lower production, revenue increased marginally due to a higher spot price of gold. Delivered hedge sales in 2003 were at a discount to the spot price in contrast to 2002, where premiums were earned.

- Increased costs for unplanned maintenance activity, a weaker US dollar, higher fuel and oil prices, and a one-off community support grant announced in April 2003 were largely offset by the absence of the one-off tax benefit reversal in 2002.

31/12/2003                                                    Appendix 4E Page 1

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                                                                2003 - FY      2002 - FY
                                                                 $US'000        $US'000
                                                                ---------      ---------
1.1   Sales Revenue:

      Gold sales at spot                                         211,374        183,207
      Hedge premium / (discount)                                  (2,956)        13,655
      Gold lease rate fees                                         2,599          2,339
      Revaluation of financial instruments                        12,067          2,227
      Deferred hedging income / (costs)                           (8,575)        11,761

      Total sales revenue                                        214,509        213,189

1.2   Operating Costs

      Mining                                                     (68,017)       (60,316)
      Exploration                                                (10,506)        (9,711)
      Processing                                                 (35,326)       (28,533)
      Power generation                                           (26,473)       (23,899)
      General and administrative costs                           (45,444)       (36,356)
      Refining, royalty and management fees                       (8,322)        (7,933)
      Deferred mining costs                                        7,163          3,675
      Costs transferred to inventories                            24,378         15,881
      Mine properties and deferred mining costs:
          - impairment reversal / (charge)                        31,061         37,893
      Low grade stockpile:
           - impairment reversal / (charge)                      (17,079)        (4,392)
      Depreciation and amortisation                              (28,631)       (27,135)

      Total operating costs                                     (177,196)      (140,826)
                                                                --------       --------

1.3   Operating profit / (loss)                                   37,313         72,363
                                                                --------       --------

1.4   Interest income                                                983          1,015
      Finance costs                                               (3,518)        (3,705)
                                                                --------       --------

1.5   PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX           34,778         69,673
                                                                --------       --------

1.6   Income tax on ordinary activities  (Item 6.4)                    0        (16,426)
                                                                --------       --------

1.7   PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX            34,778         53,247
                                                                --------       --------

NON-OWNER TRANSACTION CHANGES IN EQUITY

1.8   Increase / (decrease) in hedging reserves (Item 7.7)      (137,079)      (123,085)
                                                                --------       --------
1.9   TOTAL REVENUE, EXPENSES AND VALUATION
      ADJUSTMENTS ATTRIBUTABLE TO MEMBERS RECOGNISED
      DIRECTLY IN EQUITY                                        (137,079)      (123,085)
                                                                --------       --------

31/12/2003                                                    Appendix 4E Page 2

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

CONSOLIDATED RETAINED PROFITS

                                                                2003 - FY      2002 - FY
                                                                 $US'000        $US'000
                                                                ---------      ---------
1.10  Retained profits (accumulated losses) at the
      beginning of the financial period                         (377,943)      (431,190)

1.11  Net profit (loss) attributable to members (Item 1.7)        34,778         53,247

1.12  Net transfers from / (to) reserves                               0              0

1.13  Net effect of changes in accounting policies                     0              0

1.14  Dividends and other equity distributions paid
      or payable                                                 (14,185)             0
                                                                --------       --------
1.15  RETAINED PROFITS (ACCUMULATED LOSSES) AT END
      OF FINANCIAL PERIOD                                       (357,350)      (377,943)
                                                                --------       --------

COMPARISON OF HALF-YEAR PROFITS

                                                                2003 - FY      2002 - FY
                                                                 $US'000        $US'000
                                                                ---------      ---------
1.16  Consolidated profit (loss) from ordinary
      activities after tax attributable to members
      reported for the 1st half year                              (6,762)         4,232
                                                                  ------         ------
1.17  Consolidated profit (loss) from ordinary
      activities after tax attributable to members
      for the 2nd half year                                       41,540         49,015
                                                                  ------         ------

31/12/2003                                                    Appendix 4E Page 3

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                      31-DEC-2003   31-DEC-2002   30-JUN-2003
                                                        $US'000       $US'000       $US'000
                                                      -----------   -----------   -----------
      CURRENT ASSETS
2.1   Cash and cash equivalents                         152,630        33,817        34,206
2.2   Derivative financial instruments                    9,823         1,948         4,807
2.3   Inventories                                        57,009        46,972        52,572
2.4   Receivables                                        10,543         4,652         5,038
2.5   Prepayments                                           680           422         2,244
2.6   Deferred mining costs                               2,803         4,185        13,256
2.7   Tax assets                                              0             0             0
                                                        -------       -------       -------

2.8   TOTAL CURRENT ASSETS                              233,488        91,996       112,123
                                                        -------       -------       -------

      NON-CURRENT ASSETS
2.9   Derivative financial instruments                   11,116        10,037        11,664
2.10  Receivables                                           915         2,793         1,462
2.11  Deferred mining costs                              26,265        17,720         4,135
2.12  Capital work in progress                            8,160        18,482        15,070
2.13  Mine properties                                   468,935       435,656       441,316
2.14  Tax assets                                              0             0             0
                                                        -------       -------       -------

2.15  TOTAL NON-CURRENT ASSETS                          515,391       484,688       473,647
                                                        -------       -------       -------

2.16  TOTAL ASSETS                                      748,879       576,684       585,770
                                                        -------       -------       -------

      CURRENT LIABILITIES
2.17  Bank overdraft                                          0         1,297           825
2.18  Derivative financial instruments                   31,375         6,133         9,830
2.19  Payables                                           20,893        14,382        12,393
2.20  Borrowings                                          3,510         3,510        13,019
2.21  Provisions                                          4,487         2,218        22,784
2.22  Tax liabilities                                         0             0             0
                                                        -------       -------       -------

2.23  TOTAL CURRENT LIABILITIES                          60,265        27,540        58,851
                                                        -------       -------       -------

      NON-CURRENT LIABILITIES
2.24  Derivative financial instruments                  188,918        71,619        63,324
2.25  Borrowings                                         30,038        37,048        42,284
2.26  Provisions (exc. tax liabilities)                   8,268        14,067        14,357
2.27  Tax liabilities                                         0             0             0
                                                        -------       -------       -------

2.28  TOTAL NON-CURRENT LIABILITIES                     227,224       122,734       119,965
                                                        -------       -------       -------

2.29  TOTAL LIABILITIES                                 287,489       150,274       178,816
                                                        -------       -------       -------

2.30  NET ASSETS                                        461,390       426,410       406,954
                                                        -------       -------       -------

31/12/2003                                                    Appendix 4E Page 4

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

CONSOLIDATED STATEMENT OF FINANCIAL POSITION CONTINUED

                                                     31-DEC-2003   31-DEC-2002    30-JUN-2003
                                                       $US'000       $US'000        $US'000
                                                     -----------   -----------    -----------
      EQUITY
2.31  Capital/contributed equity                      1,025,288      873,822        873,822
2.32  Hedging Reserve  (Item 7.1)                      (206,548)     (69,469)       (67,979)
2.33  Retained profits (accumulated losses)            (357,350)    (377,943)      (398,889)
                                                      ---------      -------        -------
2.34  EQUITY ATTRIBUTABLE TO MEMBERS OF THE PARENT
      ENTITY                                            461,390      426,410        406,954
2.35  Outside equity interests in controlled
      entities                                                0            0              0
                                                      ---------      -------        -------

2.36  TOTAL EQUITY                                      461,390      426,410        406,954
                                                      ---------      -------        -------

CAPITAL WORK IN PROGRESS

                                                          31-DEC-2003  31-DEC-2002
                                                            $US'000      $US'000
                                                          -----------  -----------
3.1   Opening balance                                        18,482       21,436
3.2   Expenditure incurred during current period             27,064       25,981
3.3   Expenditure written off during current period               0            0
3.4   Acquisitions, disposals, revaluation
      increments, etc.                                            0            0
3.5   Expenditure transferred to mine properties            (37,386)     (28,935)
                                                            -------      -------
3.6   CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED
      BALANCE SHEET (item 2.12)                               8,160       18,482
                                                            -------      -------

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           2003 - FY    2002 - FY
                                                            $US'000      $US'000
                                                           ---------    ---------
      CASH FLOWS RELATED TO OPERATING ACTIVITIES
4.1   Receipts from customers                               205,851      199,201
4.2   Payments to suppliers and employees                  (187,180)    (173,988)
4.3   Dividends received from associates                          0            0
4.4   Other dividends received                                    0            0
4.5   Interest and other items of similar nature
      received                                                  983        1,015
4.6   Interest and other costs of finance paid               (2,949)      (3,411)
4.7   Income taxes paid                                           0            0
                                                           --------     --------

4.8   NET OPERATING CASH FLOWS (ITEM 8.16)                   16,705       22,817
                                                           --------     --------

      CASH FLOWS RELATED TO INVESTING ACTIVITIES

31/12/2003                                                    Appendix 4E Page 5

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

4.9   Payment for purchases of property, plant and
      equipment                                             (27,065)     (25,981)
4.10  Proceeds from sale of property, plant and
      equipment                                                 199        1,544
4.11  Payment for purchases of equity investments                 0            0
4.12  Proceeds from sale of equity investments                    0            0
4.13  Loans to other entities                                     0            0
4.14  Loans repaid by other entities                              0            0
                                                            -------      -------

4.15  NET INVESTING CASH FLOWS                              (26,866)     (24,437)
                                                            -------      -------
      CASH FLOWS RELATED TO FINANCING ACTIVITIES
4.16  Proceeds from issues of securities                    156,240            0
4.17  Underwriting expenses                                  (4,774)           0
4.18  Proceeds from borrowings                                    0            0
4.19  Dividend paid                                         (14,185)           0
4.20  Repayment of borrowings                                (7,010)      (3,775)
                                                            -------      -------

4.21  NET FINANCING CASH FLOWS                              130,271       (3,775)
                                                            -------      -------
4.22  NET INCREASE (DECREASE) IN CASH HELD                  120,110       (5,395)
4.23  Cash at beginning of period                            32,520       37,915
                                                            -------      -------

4.24  CASH AT END OF PERIOD (ITEM 5.5)                      152,630       32,520
                                                            -------      -------

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

                                                         31-DEC-2003   31-DEC-2002
                                                           $US'000       $US'000
                                                         -----------   -----------
5.1   Cash on hand and at bank                               62,505       23,304

5.2   Deposits at call                                       90,125       10,513

5.3   Bank overdraft                                              0       (1,297)

5.4   Other (provide details)

                                                            -------      -------
5.5   TOTAL CASH AT END OF PERIOD (Item 4.24)               152,630       32,520
                                                            -------      -------

31/12/2003                                                    Appendix 4E Page 6

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS
RECONCILIATION OF INCOME TAX

                                                           2003 - FY     2002 - FY
                                                            $US'000       $US'000
                                                           ---------     ---------
6.1   Profit / (loss) before tax for the year (Item 1.7)     34,778       69,673

6.2   Prima facie income tax expense / (benefit) on
      operating profit / (loss) at 30%                       10,433       20,902

6.3   Tax effect of exempt and non-deductible items
      -  Non-deductible entertainment expenditure                 1            1
      -  Non-deductible superannuation                          151            -
      -  Tax loss / (provision) against
         subsidiary not recognised                             (212)         213
      -  Foreign exchange losses                              1,239          761
      -  Adjustment to tax bases                                  -      (10,749)
      -  Deferred tax assets unrecognised /
         (recognised)                                       (11,612)       5,298
                                                            -------      -------
6.4   INCOME TAX EXPENSE / (BENEFIT) (item 1.6)                   0       16,426
                                                            -------      -------

HEDGING RESERVE

                                                          31-DEC-2003  31-DEC-2002
                                                            $US'000      $US'000
                                                          -----------  -----------
7.1   Hedging Reserve as at 31 December (Item 2.32)        (206,548)     (69,469)
                                                           --------     --------
      WHICH IS RECONCILED AS FOLLOWS:
7.2   Hedging Reserve as at 1 January                       (69,469)      53,616

7.3   Movement in fair value of hedging instruments        (148,610)    (124,979)

7.4   Transfer of realised portion of fair value to
      income statement                                        2,956       13,655

7.5   Realisation of deferred hedging income                   (220)     (15,889)

7.6   Realisation of deferred hedging costs                   8,795        4,128
                                                           --------     --------
7.7   Net YTD movement (Item 1.8)                          (137,079)    (123,085)
                                                           --------     --------

7.8   HEDGING RESERVE                                      (206,548)     (69,469)
                                                           --------     --------

31/12/2003                                                    Appendix 4E Page 7

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO OPERATING PROFIT AFTER TAX

                                                           2003 - FY    2002 - FY
                                                            $US'000      $US'000
                                                           ---------    ---------
8.1   Operating profit / (loss) after tax (Item 1.7)         34,778       53,247
                                                            -------      -------

8.2   Depreciation and amortisation                          28,631       27,135

8.3   Revaluation of financial instruments                  (12,067)      (2,227)

8.4   Asset impairment - mine properties                    (31,061)     (36,960)

8.5   Asset impairment - deferred mining costs                    -         (933)

8.6   Asset impairment - low grade stockpiles                17,079        4,392

8.7   Amortisation of hedging income                           (220)     (15,889)

8.8   Amortisation of hedging costs                           8,795        4,128

8.9   Provision for doubtful debts                              503          306

8.10  Loss on disposal of assets                               (187)        (664)

8.11  Income tax expense / (benefit)                              0       16,426

8.12  (Increase) / decrease in debtors and prepayments       (4,772)       8,590

8.13  (Increase) / decrease in inventories                  (27,116)     (18,520)

8.14  (Increase) / decrease in deferred mining costs         (7,163)      (3,670)

8.15  (Decrease) / increase in creditors                      6,510      (12,230)

8.15  (Decrease) / increase in provisions                     2,995         (314)
                                                             ------       ------

8.16  NET CASH FLOW FROM OPERATING ACTIVITIES (ITEM 4.8)     16,705       22,817
                                                             ------       ------

      RATIOS

                                                          31-DEC-2003  31-DEC-2002
                                                            $US'000      $US'000
                                                          -----------  -----------
      PROFIT BEFORE TAX / REVENUE
9.1   Consolidated profit (loss) from ordinary
      activities before tax (item 1.5) as a
      percentage of revenue (item 1.1)                         16.2%        32.7%
                                                               ----         ----

      PROFIT AFTER TAX / EQUITY INTERESTS
9.2   Consolidated net profit (loss) from ordinary
      activities after tax attributable to members
      (item 1.7) as a percentage of equity
      (similarly attributable) at the end of the
      period (item 2.36)                                        7.5%        12.5%
                                                               ----         ----

31/12/2003                                                    Appendix 4E Page 8

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

                                                                                  Previous
                                                      Current period        corresponding period
      EARNINGS PER SECURITY (EPS)                   $US cents / share         $US cents / share
      ---------------------------                   -----------------       --------------------
10.1  Basic EPS                                                 3.0                       4.7

10.2  Diluted EPS                                               3.0                       4.7

10.3  Weighted average number of ordinary shares
      outstanding during the period used in the
      calculation of the Basic EPS                    1,158,443,804             1,142,334,215

                                                                                Previous corresponding
                   NTA BACKING                         Current period - $US           Period - $US
                   -----------                         --------------------     ----------------------
11.1  Net tangible asset backing per ordinary
      security                                                 33.7 c                    35.4 c

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

                                                                                               Amount
                                                                                   Issue      paid up
                                                                                 price per      per
       CATEGORY OF SECURITIES              Total number       Number quoted      security     security
------------------------------------------------------------------------------------------------------
12.1  ORDINARY SECURITIES - AT
      BEGINNING OF PERIOD                 1,142,334,215       1,142,334,215
                                          ------------------------------------------------------------
12.2  Changes during current period
      Increase through issues              140,000,000         140,000,000        $A 1.55     $A 1.55
------------------------------------------------------------------------------------------------------
12.3  ORDINARY SECURITIES - AT END
      OF PERIOD                           1,282,334,215       1,282,334,215
------------------------------------------------------------------------------------------------------
12.4  OPTIONS  (description and            Total number       Number quoted       Exercise     Expiry
      conversion factor)                                                           Price        date
                                                                                              (if any)
                                          ------------------------------------------------------------
12.5  Issued during current period              0                   0               N/A         N/A
                                          ------------------------------------------------------------
12.6  Exercised during current period           0                   0               N/A         N/A
                                          ------------------------------------------------------------
12.7  Expired during current period             0                   0               N/A         N/A
                                          ------------------------------------------------------------

CHANGE IN ACCOUNTING ESTIMATE:  DEFERRED MINING COSTS AND INVENTORIES

13.1 Following the commencement of pre-stripping of the Lienetz orebody, a change was made in the accounting for unit costing of deferred mining costs, low grade stockpiles and high grade inventory. Previously depreciation and some direct costs of mining (stripping, drilling and blasting) had not been included in deferred mining costs, but were treated as period costs or allocated directly to inventories. This change has been adopted to more appropriately estimate period costs from those costs that would be deferred in periods of excessive stripping.

      The change has no material effect on current year earnings due to the following:

      - the resulting increase in deferred mining costs is offset by a corresponding reduction in the impairment reversal on mine properties and deferred mining costs.

      - the increase in cost of low grade stockpiles is offset by the impairment provision.

      -  no material impact arises on the valuation of high grade stockpiles.

31/12/2003                                                    Appendix 4E Page 9

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

ANNUAL MEETING

The annual meeting will be held as follows:

Place                                           Crowne Plaza Hotel, Port Moresby

Date                                            27 April 2004

Time                                            9:00AM

Approximate date the annual report will be
available                                       26 March 2004

REVIEW OF OPERATIONS:

PRODUCTION:

Improved plant performance in the last quarter enabled Lihir Gold to produce 550,772 ounces of gold for the year. While this was down on 2002, it involved record mill throughput and significantly improved performance later in the year. Gold recovery issues and a number of unexpected shutdowns during the year had a major effect on production. Solutions are being implemented, providing grounds for an improved outlook in 2004.

SALES REVENUE:

Gold sales were 579,127 oz for the full year 2003, (2002 593,155 oz), which was higher than production levels as gold in inventory was reduced.

The cash realisation price including deferred hedge losses in 2003 was $US 352 /oz (2002: realised $US356 /oz including hedging gains).

Gold sales for 2003 included a revenue item of $US12.1 million, being a favourable, but unrealised, movement in the market value of floating lease rate swaps contained in the hedge book. Under Lihir's accounting policy and IAS39, changes in the market value of lease rate swaps are recognised through the Income Statement. By locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates using gold lease rate swaps. The $US12.1 million revenue item has primarily arisen due to gold lease rates falling to historically low levels during 2003.

Movements in market value of the effective portion of the hedge book are retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2003, shareholders equity included a hedging reserve of negative $US206.5 million.

COSTS:

MINING

Increased mining effectiveness was offset by longer haul distances and difficult haul conditions. Mining costs were higher than 2002, with additional maintenance and operating costs arising from the long lead times associated with mining deep in the Minifie pit, negatively affecting the result. The situation was exacerbated by an increase in the cost of diesel and a weaker US dollar against the Kina and Australian dollar.

31/12/2003                                                   Appendix 4E Page 10

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT

EXPLORATION

The $10 million invested in the 2003 exploration campaign proved rewarding, contributing 4.4 million ounces to reserves and 3.6 million ounces to Lihir's resource.

PROCESSING

Processing costs were higher than in 2002, resulting from additional maintenance costs associated with unplanned shutdowns. The situation was exacerbated by a weaker US dollar against the Kina and Australian dollar, leading to an increase in the cost of consumables and reagents. A record 3.93 million tonnes of sulphide ore were processed in 2003. This was up 2.6 percent on last year and continues the upward trend seen since production began. The ongoing record results can be attributed to a strong focus on identifying and investing in debottlenecking opportunities. This year, benefits were reaped from the pebble crushing circuit's first full year of operation and the commissioning of three additional autoclave feed pumps in July. The $5 million GEHO feed pump project has exceeded expectations in terms of throughput capacity and autoclave availability.

POWER GENERATION

Processing costs were higher than 2002 as a result of the increased cost of heavy fuel oil and a weaker US dollar against the Kina and Australian dollar.

GENERAL AND ADMINISTRATIVE COSTS

To aid comparisons, General and administrative costs for 2002 have been restated by approximately $US5 million to reflect a management decision in 2003 not to reallocate accommodation and travel costs to other functions and an internal restructure. Corresponding reductions have been made to these functions.

A one-off provision was raised in the current years accounts for a community grant of $US3.5 million, being Lihir's contribution in the Lihirian equity restructure as as announced in April 2003.

The residual of the increased general and administrative expenditure is largely attributable to the increased cost of insurance, mining levy and a weaker US dollar against both the Kina and Australian dollar.

ASSET IMPAIRMENTS

Lihir has previously recognised impairments against mining assets. These have been reviewed in the light of changing circumstances, particularly the long-term gold price assumption, cost profiles and the size of the remaining gold reserve. As a result of this, the Directors have resolved to reverse impairments against mining assets of $31.1m (2002: $37.9m) in accordance with the requirements of IAS 36.

31/12/2003                                                   Appendix 4E Page 11